Exhibit 12.1

Carrizo Oil and Gas, Inc.
RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND

	March 31, 2008	2007	2006	2005	2004	2003

Income before Taxes	(7,831)	24,712	28,481	18,134	18,123	13,103

Interest	6,455	26,403	19,071	11,044	2,553	617
Interest expense — related parties	—	—	—	—	1,082	2,379

Fixed Charges	6,455	26,403	19,071	11,044	3,635	2,996
Cap interest	3,718	11,718	9,975	5,845	2,938	2,919

Fixed Charges exc cap int	2,737	14,685	9,096	5,199	697	77
earnings	(5,094)	39,397	37,577	23,333	18,820	13,180
Ratio of earnings to fixed charges	— (1)	1.49	1.97	2.11	5.18	4.40

Income before Taxes	(7,831)	24,712	28,481	18,134	18,123	13,103

Interest	6,455	26,403	19,071	11,044	2,553	617
Interest expense — related parties	—	—	—	—	1,082	2,379
Preferred Stock Dividends	0	0	0	0	350	741

Fixed charges and PS divid	6,455	26,403	19,071	11,044	3,985	3,737
Cap Int	3,718	11,718	9,975	5,845	2,938	2,919

Fixed charges and PS divid, exc cap int	2,737	14,685	9,096	5,199	1,047	818
Earnings	(5,094)	39,397	37,577	23,333	19,170	13,921
Ratio of earnings to fixed charges and preferred stock dividend	— (1)	1.49	1.97	2.11	4.72	3.53

(1)	Earnings for the quarter ended March 31, 2008 were insufficient to cover fixed charges by $5.1 million due to non-cash charges of $29.1 million associated with changes to the mark-to-market value of outstanding oil and natural gas derivatives and interest rate swaps.